FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

C r a i g A . C o n w a y P r e s i d e n t a n d C h i e f E x e c u t i v e O f f i c e r

Dear PeopleSoft Customer,

On Monday, June 2, PeopleSoft announced the acquisition of J.D. Edwards. The announcement followed months of technical and organizational meetings to ensure additional value to customers of both companies, while protecting their existing software investments. Analysts, systems integrators, computer companies, and most importantly—customers—immediately praised the proposed combination of J.D. Edwards and PeopleSoft. Everyone recognized the advantages to customers of the broadest selection of integrated software applications available on the broadest choice of hardware, operating systems, databases, and application servers.

Five days following our announcement we learned of a hostile bid by Oracle Corporation to acquire PeopleSoft. Incredibly, Oracle made it clear their intention was to discontinue all PeopleSoft products, ultimately forcing customers to convert to Oracle’s applications and database. As you know, this would cost each organization millions to tens of millions of dollars.

After careful and due consideration, our Board of Directors rejected Oracle’s bid, citing a wide range of reasons, particularly concern that the combination will not withstand antitrust scrutiny. The Board was also deeply troubled by Oracle’s predatory intentions and the devastating impact on customers, employees, and the industry. Beyond the laws that promote competition, PeopleSoft’s articles and bylaws contain extensive protections to prevent this and other hostile takeover attempts.

PeopleSoft will confidently move ahead with the J.D. Edwards acquisition to create significantly higher shareholder value. We will continue our profound commitment to customers, supporting the broadest choice of operating systems, databases, hardware, and application servers. We will continue to pioneer innovative technology. We will continue as a profitable, financially stable company. And we will always be a company of integrity because that is who we are.

In the end, PeopleSoft was the target of a hostile bid exactly because we have stronger products, exactly because we are so well positioned. The calculated approach to disrupt our business assumed a dramatic slowdown in customer purchases. Don’t let it happen. Show your support for PeopleSoft by moving ahead with your planned purchases of PeopleSoft products this month. Show your support and let us move forward together—this month, this year, and for years to come.

Sincerely,

Craig A. Conway
President, CEO

This letter was issued by PeopleSoft, Inc. on June 16, 2003. PeopleSoft stockholders should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 filed June 12, 2003 with the Securities and Exchange Commission (“SEC”), and any amendments or supplements thereto filed with the SEC, for PeopleSoft’s recommendation regarding Oracle Corporation’s June 9th offer to purchase all outstanding shares of PeopleSoft common stock. PeopleSoft intends to commence an exchange offer and to file a registration statement on Form S-4 and a Schedule TO with the SEC shortly with respect to the proposed acquisition of J.D. Edwards & Company. The exchange offer will be made only pursuant to an Offer to Exchange and related materials to be filed shortly by PeopleSoft with the SEC. Stockholders should read these documents and any amendments or supplements thereto because they contain important information. Documents filed by PeopleSoft with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at PeopleSoft’s website at www.peoplesoft.com. Documents filed by J.D. Edwards with the SEC may be obtained without charge at the SEC’s website and at J.D. Edwards’ website at www.jdedwards.com.

Forward Looking Statements

Statements made in this press release indicating PeopleSoft’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties, including: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s filings with the SEC. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards include: the risk that the two companies’ businesses will not be integrated successfully; costs related to the proposed acquisition; the satisfaction of closing conditions to the acquisition, including the receipt of regulatory approvals; the ability to close the transaction on an expedited basis; the failure to retain key employees or to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting the two companies’ generally as set forth in their most recent filings with the SEC. Further risks and uncertainties associated with Oracle’s June 9th tender offer include: the risk that PeopleSoft’s customers may delay or refrain from purchasing PeopleSoft products due to uncertainties about PeopleSoft’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with PeopleSoft; the risk that if the Oracle offer is unsuccessful the anticipated benefits from the J.D. Edwards acquisition might not be realized as described above; the risk that stockholder litigation commenced in connection with Oracle’s offer might result in significant costs of defense, indemnification and liability; and the risks that the Board of Directors’ analysis and the bases of their recommendation to the stockholders ultimately may prove to be inaccurate. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.